March 18, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

Attn: Shane Callaghan and Christina Chalk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

American Federation of Labor and Congress of Industrial Organizations

Warrior Met Coal, Inc. PREN14A Filed February 29, 2024

Filed By American Federation of Labor and Congress of Industrial Organizations et al.

File No. 001-38061

Dear Office of Mergers & Acquisitions:

Thank you for your review and comments on our PREN14A for Warrior Met Coal, Inc. that was field on February 29, 2024. We have filed a revised preliminary proxy statement that incorporates the following changes in response to your comments:

General

1. Please generally revise the description of the Stockholder Proposals and the discussion of them throughout the proxy statement to make clear that they are non-binding and advisory in nature, and will not legally mandate any action by the Company.

The following language has been added to the introductory paragraph on page 1, the Stockholder Proposals section on page 7, and the Proxy Voting Procedures section on page 14:

“[The stockholder proposals] are non-binding and advisory in nature, and will not legally mandate any action by the Company.”

Similar language has been added to the proxy card.

Reasons For This Proxy Solicitation, page 1

2. We note the following statement on page 2: “During the strike, the Company idled one of its two active mines and reduced production at its second mine.” Please revise this statement to specify how long the relevant mine was idled.

The following language has been added on page 2 with citations:

“The Company idled Mine 4 and scaled back operations at Mine 7 in the first quarter of 2021. The Company restarted operations at Mine 4 in the first quarter of 2022.”

3. On page 2, you state that the Company had idle mine and business interruption expenses of $56 million in 2022. It does not appear that footnote 7 supports this amount of expenses. Please revise or advise.

The sentence has been revised to state:

“These expenses (which the Company excluded from its Adjusted EBITDA calculation) amounted to $55.3 million in 2021, $35.6 million in 2022, and $8.3 million in 2023.” In addition, the following statement has been added to the citation to provide further clarification: “In 2021, the Company incurred $21.372 million in strike related business interruption expenses and $33.899 million in strike related idle mine expenses, amounting to a combined total expense of $55.271 million due to the UMWA strike. In 2022, the Company incurred $23.455 million in business interruption expenses and $12.137 million in idle mine expenses, totaling $35.592 million in strike related expenses. And in 2023, the Company incurred an additional $8.291 million in in business interruption expenses related to the UMWA strike.”

4. On page 4, you compare the Company’s sales between 2020 and 2022 with the sales of Arch Resources, Inc. ("Arch") and Peabody Energy Corporation ("Peabody") between 2021 and 2022. Please add the sales of Arch and Peabody during 2020 to this comparison to present these sales figures consistently.

The discussion of the Company’s sales has been revised to include Arch’s and Peabody’s 2020 production levels with additional citations:

“Arch Resources, Inc. increased its metallurgical coal sales from 7 million tons in 2020 to 7.7 million tons in 2021 and 7.8 million tons in 2022. Peabody Energy Corporation’s Seaborne Metallurgical Mining segment produced 5.6 million tons in 2020, 5.5 million tons in 2021, and 6.6 million tons in 2022.”

5. On page 5, you include a graph showing the cumulative stock price return of the Company’s common stock compared to Arch and Peabody based on the Company omitting the Custom Composite Index from the Stock Performance Graph in its 2023 Annual Report. Please clarify whether this graph was prepared in accordance with Item 201(e) of Regulation S-K, or otherwise specify the methodology for preparing this graph.

The stock performance graph has been revised in accordance with Item 201(e) of Regulation S-K to show the cumulative total shareholder return including dividend reinvestment, and the following description of the methodology for preparing this graph has been added on page 4:

“The following graph shows the cumulative total shareholder return for our Company’s stock (NYSE:HCC) compared to Arch Resources, Inc. (NYSE:ARCH) and Peabody Energy Corporation (NYSE:BTU) from the day before the strike commenced on April 1, 2021 until the strike ended on February 13, 2023. The graph assumes that $100 was invested on March 31, 2021 (the day before the UMWA strike commenced) through February 16, 2023 (the day that the UMWA strike ended) in each company's common stock and that all dividends were reinvested.”

Stockholder Proposal #1, page 6

6. We note the following statement on page 6: “When our Company originally announced the NOL Rights Plan in 2020, the Company reported federal and state net operating losses exceeding approximately $1.6 billion.” Please provide support for this amount of net operating losses.

The following citation has been added:

“Warrior Met Coal, Inc., “Warrior Met Coal Adopts Rights Agreement to Protect Net Operating Loss Carryforwards,” February 14, 2020, https://investors.warriormetcoal.com/news-releases/2020/02-14-2020-211342038.”

Stockholder Proposal #2, page 7

7. We note the following statement on page 8: “According to the Council of Institutional Investors, proxy access is available in some form at over two-thirds of S&P 500 companies and one-fifth of Russell 3000 companies.” Consistent with footnote 25, please revise this statement to clarify that proxy access is available in some form at less than one-fifth of Russell 3000 companies.

The sentence has been revised to state:

“According to the Council of Institutional Investors, proxy access is available in some form at over two-thirds of S&P 500 companies but less than one-fifth of Russell 3000 companies.”

Preliminary Proxy Card, page 15

8. On the second page of the preliminary proxy card, you state that “if you do not indicate an instruction with respect to any of these Stockholder Proposals on the [color] proxy card, the named proxies will cause your proxy to be voted ‘for’ the Stockholder Proposals.” However, this statement appears to be inconsistent with the following disclosure on the first page of the preliminary proxy card: “This proxy card grants no discretionary voting authority .. . . .” Please revise.

The first page of the proxy card has been revised to remove “This proxy card grants no discretionary voting authority” from the following sentence:

If matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

9. On your preliminary proxy card, you list “For”, “Against”, and “Abstain” as the three voting options for Management Proposal #3. Please revise the voting options for Management Proposal #3 to show “1 Year”, “2 Years”, “3 Years”, and “Abstain” consistent with the Company’s preliminary proxy card. See Exchange Act Rule 14a-4(b)(5).

The voting options for Management Proposal #3 have been revised accordingly.

10. On the last page of the preliminary proxy card, there appears to be a typo which may cause stockholder confusion: "Where not [sic] voting instructions are given, the shares represented by this proxy . . . ." Please revise.

The sentence has been revised to read:

Where no voting instructions are given, the shares represented by this proxy will be voted “for” the stockholder proposals (Items 5 – 9) on this proxy card and to “abstain” on the management proposals (Items 1 – 4) on this proxy card.

We believe that these revisions address the comments that you have provided. Please contact Brandon Rees at (202) 637-5152 or brees@aflcio.org if we can answer any questions.

Sincerely,

Brandon Rees

Deputy Director, Corporations and Capital Markets, AFL-CIO